

SECUI

16022353

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65162

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2015 (MM/DD/YY) AND ENDING 09/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DUBEAU CAPITAL USA, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440-5700, BOULEVARD DES GALERIES
(No. and Street)

QUEBEC (City) CANADA (State) G2K 0H5 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HUGUES DUBEAU 418-634-0244
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MALENFANT DALLAIRE
(Name – *if individual, state last, first, middle name*)

2600, BOUL. LAURIER, SUITE 872 (Address) QUEBEC (City) CANADA (State) G1V 4W2 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
NOV 2 9 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [x] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HUGUES DUBEAU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DUBEAU CAPITAL, USA INC., as of SEPTEMBER 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Commissioner for Oaths for Quebec and for Outside of Quebec
198002
KARO GAGNON

Signature

PRESIDENT
Title

11/28/2016
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


DUBEAU
CAPITAL USA

Exemption report
under Rule 15c3-3(k)(2)(ii)
for Fiscal Year ended September 30th 2016

We hereby confirm that during the fiscal year ended September 30th 2016, Dubeau Capital USA did not receive any funds from customers payable to it. All funds sent by customers were made payable directly to our clearing firm, as attested by our check blotter. Thus, during that period, we did not at any time hold client funds.

Dubeau Capital USA Inc. was in full compliance with SEC Rule 15c3-3 (k)(2)(ii) for the entire period and has thus claimed the exemption under the rule.

Thank you.

Hugues Dubeau
President



Malenfant
Dallaire

DUBEAU CAPITAL USA INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED SEPTEMBER 30, 2016

Malenfant Dallaire, S.E.N.C.R.L.
Société de comptables professionnels agréés

- Place de la Cité, Tour de la Cité, 2600, boul. Laurier, bureau 872, Québec (Québec) G1V 4W2
- Téléphone : 418 654-0636 Télécopieur : 418 654-0639
- www.malenfantdallaire.com maldal@malenfantdallaire.com

DUBEAU CAPITAL USA INC.

TABLE OF CONTENTS
AS AT SEPTEMBER 30, 2016

Report of Independent Registered Public Accounting Firm 1

Financial statements

Earnings and Comprehensive Income 3

Retained earnings 4

Cash flows 5

Financial condition 6

Notes to financial statements 8

Schedules

I Computation of Net Capital under rule 15c3-1 of the Securities and Exchange Commission 12

II Computation for determination of reserve requirements under rule 15c3-3 of the Securities and Exchange Commission 14



Malenfant
Dallaire

REPORT OF INDEPENDANT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholder of
Dubeau Capital USA Inc.

We have audited the accompanying statement of financial condition of Dubeau Capital USA Inc. (the "Company") as at September 30, 2016, and the related statements of earnings and comprehensive income, retained earnings and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the *Securities Exchange Act of 1934*. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dubeau Capital USA Inc. as at September 30, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Malenfant Dallaire, S.E.N.C.R.L.
Société de comptables professionnels agréés

• Place de la Cité, Tour de la Cité, 2600, boul. Laurier, bureau 872, Québec (Québec) G1V 4W2

• Téléphone : 418 654-0636 Télécopieur : 418 654-0639

• www.malenfantdallaire.com maldal@malenfantdallaire.com

The information contained in schedule 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in schedule 1 and 2. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the *Securities Exchange Act of 1934*. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Malenfant Dallaire, S.E.N.C.R.L.[1]

Québec (Québec)
November 14, 2016

[1] CPA auditor, CA, public accountancy permit no A108845



DUBEAU CAPITAL USA INC.

EARNINGS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2016
(in U.S. dollars)

	2016	2015
Revenues		
Investment advisory fees	**$248,385**	$254,852
Commissions	**12,229**	29,188
Interest	**170**	73
	260,784	284,113
Expenses		
Assessments	**4,222**	2,243
Bank charges	**2,527**	2,141
Clearing fees	**19,060**	19,073
Foreign exchange loss	**4,744**	708
Office supplies	**1,123**	967
Professional fees	**12,613**	10,438
Taxes and licenses	**6,334**	5,940
Telephone	**538**	592
Wages and benefits	**135,386**	142,116
	186,547	184,218
Earnings before other expense and income taxes	**74,237**	99,895
Other expense		
Administrative fine (note 7)	**20,000**	-
Earnings before income taxes	**54,237**	99,895
Current income taxes expense	**20,540**	26,870
Net earnings and comprehensive income	**$33,697**	$73,025

DUBEAU CAPITAL USA INC.

RETAINED EARNINGS
FOR THE YEAR ENDED SEPTEMBER 30, 2016
(in U.S. dollars)

	2016	2015
Balance, beginning of year	**$75,160**	$102,135
Net earnings and comprehensive income	**33,697**	73,025
	108,857	175,160
Dividends on common shares	**60,820**	100,000
Balance, end of year	**$48,037**	$75,160

DUBEAU CAPITAL USA INC.

CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2016
(in U.S. dollars)

	2016	2015
Cash flows from operating activities		
Net earnings and comprehensive income	**$33,697**	$73,025
Changes in non-cash working capital components (note 4)	**11,126**	(15,669)
	44,823	57,356
Cash flows from investing activity		
Cash deposits with a carrying broker for a clearance account	**(6,376)**	(339)
Cash flows from financing activities		
Dividends	**(60,820)**	(100,000)
Net decrease in cash and cash equivalents	**(22,373)**	(42,983)
Cash and cash equivalents, beginning of year	**106,710**	149,693
Cash and cash equivalents, end of year	**$84,337**	$106,710

DUBEAU CAPITAL USA INC.

FINANCIAL CONDITION
AS AT SEPTEMBER 30, 2016
(in U.S. dollars)

	2016	2015
ASSETS		
Current assets		
Cash	**$84,337**	$106,710
Account receivable from a carrying broker	**62,099**	62,410
Other accounts receivable	**-**	80
	146,436	169,200
Cash deposits with a carrying broker for a clearance account	**56,888**	50,512
	$203,324	$219,712



On behalf of the board

________________________, director



________________________, director

DUBEAU CAPITAL USA INC.

FINANCIAL CONDITION
AS AT SEPTEMBER 30, 2016
(in U.S. dollars)

	2016	2015
LIABILITIES		
Current liabilities		
Accounts payable	**$64,015**	$41,478
Other accounts payable	**478**	-
Current income taxes payable	**794**	13,074
	65,287	54,552
SHAREHOLDER'S EQUITY		
Share capital		
Authorized (note 3)		
Issued and fully paid		
90,000 common shares	**90,000**	90,000
Retained earnings	**48,037**	75,160
	138,037	165,160
	$203,324	$219,712

The accompanying notes are integral part of financial statements

1. STATUTES AND NATURE OF OPERATIONS

The Company has been incorporated under the *Business Corporations Act* as at May 25, 2001 and is a wholly-owned subsidiary of Duca Investissements Inc. The Company is an introducing (fully disclosed) broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

2. SIGNIFICANT ACCOUNTING POLICIES

Accounting estimates

The preparation of financial statements in accordance with auditing standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to financial statements. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Actual results may differ from these estimates.

Financial statements

The functional currency of the Company is the U.S. dollar. The financial statements are expressed in U.S. dollars to facilitate their comprehension by foreign users. The Company has evaluated all subsequent events until November 14, 2016, the date of issuance of these financial statements.

Cash and cash equivalents

Cash and cash equivalents include petty cash and bank account balances available, after allocation to cheques in transit, if any.

Revenue recognition

The Company's principal sources of revenue comprise investment advisory fees, commissions and interest income.

Security transactions are recorded in the accounts at the settlement date. Commission income and related expenses for transactions executed for clients but not yet settled are accounted for under the accrual basis of accounting (trade-date basis). Investment advisory fees are recognized as earned on a prorata basis over the term of the contract. Interest income is recognized based on the number of days the investment was held during the year.

Translation of foreign currencies

The Company applies the temporal method of accounting for the translation of Canadian dollars into U.S. dollars. Under this method, financial assets and liabilities are translated at the exchange rate in effect at the date of the statement of financial condition. Revenues and expenses are translated at the average rate in effect during the year. Gains and losses are included in the earnings for the year.

(in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company uses the liabilities method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of assets and liabilities. They are measured by applying enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse.

Fair values of financial instruments

The estimated fair value of certain financial instruments shown on the financial statements approximates their carrying amount given that they will mature shortly. These financial instruments include cash, cash deposits with a carrying broker, the account receivable from a carrying broker, other accounts receivable, accounts payable and other accounts payable.

3. SHARE CAPITAL AUTHORIZED

An unlimited number of common shares, voting and participating, without par value

An unlimited number of class "A" shares, voting, with an annual dividend, preferential on common shares and class "B" shares and non cumulative at a maximum rate of 12% of the redemption price, having priority on common shares and class "B" shares, redeemable and retractable at the fair market value of the consideration received upon issuance, without par value

An unlimited number of class "B" shares with an annual dividend, preferential on common shares and non cumulative at a maximum rate of 13% of the redemption price, having priority on common shares, redeemable at the fair market value of the consideration received at upon issuance, without par value

4. CASH FLOWS

	2016	2015
Changes in non-cash working capital components		
Account receivable from a carrying broker	**$311**	$2,402
Other accounts receivable	**80**	48
Accounts payable	**22,537**	(9,618)
Other accounts payable	**478**	-
Current income taxes	**(12,280)**	(8,501)
	$11,126	($15,669)

5. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Company is exposed to market risk through its use of financial instruments, resulting from its operating activities.

The Company does not actively engage in the trading of financial assets for speculative purposes. The most significant financial risks to which the Company is exposed are as follows.

Market risk
Market risk is the potential change in an instrument's value caused by interest rates fluctuations and currency exchange rates. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The following describes the type of market risk faced by the Company:

Currency Risk
Currency risk arises from the possibility that fluctuations in foreign exchange rates will affect the value of a financial instrument.

The Company is exposed to foreign exchange risk due to cash and accounts payable denominated in Canadian dollars. As at September 30, 2016, cash denominated in Canadian dollars totalled $1,080 ($1,919 as at September 30, 2015) and accounts payable denominated in Canadian dollars totalled $9,800 ($9,416 as at September 30, 2015).

The Company does not enter into arrangements to hedge its foreign exchange risk.

Credit Risk
Credit risk is the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless ("default risk").

The Company processes and settles various customer transactions through a carrying broker. Execution of these transactions may expose the Company to a default risk arising from the potential that customers, broker-dealers or issuers may fail to satisfy their obligations. In these situations, the Company may sustain a loss if it has to purchase or sell the securities underlying the contracts at an unfavourable market price.

Management considers that the Company's exposure to credit risk is not significant because the carrying broker is subject to regulatory rules.

(in U.S. dollars)

5. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Concentration of credit risk
The concentration of credit risk may arise from the exposure to a single debtor or to a group of debtors having similar business characteristics or being engaged in similar activities such that their ability to meet their contractual commitments is expected to be adversely affected in a similar manner by changes in economic, political or other market conditions. The Company does not expect non-performance from counterparties in the above situation.

As at September 30, 2016 and 2015, the Company held cash in two (2) financial institutions.

6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rules 15c3-1, which requires the maintenance of minimum net capital equal to the greater of $50,000 or 6.67% of aggregate indebtedness, both as defined by the Rules. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As at September 30, 2016, the Company has a net capital of $157,850 which exceeds the required net capital of $50,000 by $107,850. The Company's ratio of aggregate indebtedness to net capital was 0.2869 to 1 as at September 30, 2016.

7. CONTINGENCIES

During the year, the Florida Office of Financial Regulation fined the Company an amount of $40,500 as penalty for selling securities to clients within the State of Florida without being lawfully registered in Florida from February 2011 through June 2016. The Company has contested the fine and offered an amount of $20,000 to settle the case, which would be accepted based on the discussions by the lawyer with the State representative. Therefore, an amount of $20,000 has been recorded in the financial statements.

8. COMMITMENTS

Under an agreement with the Parent company, the Company is committed to pay monthly administrative and overhead fees of $2,800. These fees may be waived by the Parent company with no expectation of future recovery. For the year ended September 30, 2016, the Parent company waived its right to the agreement, consequently, no administrative and overhead fees was charged.

Also, under an agreement with a clearing broker, the Company is committed to pay various fees based on the number of transactions cleared. The minimum monthly fee is $1,000. The agreement is in force for three (3) years from the date the Company first clears transactions and subsequently to this initial term, either party may terminate this agreement by giving sixty (60) days prior written notice to the other party. The Company began to clear transactions in November 2013. Since the beginning, none of the party has noticed to the other party his intention to terminate this agreement.

DUBEAU CAPITAL USA INC.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED SEPTEMBER 30, 2016

DUBEAU CAPITAL USA INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS AT SEPTEMBER 30, 2016
(in U.S. dollars)

Total shareholder's equity			$138,037
Deduction and/or changes:			
Non-allowable assets			
Other assets			138
Net capital before haircuts			137,899
Haircuts			
6 % on CA$ held at the bank			49
Net capital			$137,850
Computation of net capital requirement			
Aggregate indebtedness			
Accounts payable	$64,015		
Other accounts payable	478		
Current income taxes payable	794		65,287
Net capital requirement			
The greater of			
Minimum net capital required (1/15 of aggregate indebtedness)		4,352	
Minimum dollar net capital requirement		50,000	
Net capital requirement			50,000
Excess net capital			$87,850
Excess net capital at 1,000%			$131,321
Percentage of aggregate indebtedness to net capital			47.36%

DUBEAU CAPITAL USA INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (continued)
AS AT SEPTEMBER 30, 2016
(in U.S. dollars)

Reconciliation with Focus Report

Net Capital included in the Company's unaudited September 30, 2016 Part IIA Focus filing		$159,768
Audit adjustments :		
Other accounts receivable revised	(791)	
Current income taxes receivable revised	(1,456)	
Fixed assets in deduction of Net Capital	313	
6% on CA$ held at the bank in deduction of Net Capital revised	16	(1,918)
Net Capital included in the Company's audited September 30, 2016 financial statements		$157,850

DUBEAU CAPITAL USA INC.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT SEPTEMBER 30, 2016
(in U.S. dollars)

The Company is exempt from the reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholder of
Dubeau Capital USA Inc.

In accordance with Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934*, we have performed the procedures enumerated below with respect to the accompanying schedule of assessment and payments (*General Assessment Reconciliation Form* (SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2016, which were agreed to by Dubeau Capital USA Inc. (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the *General Assessment Reconciliation Form* (SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the amounts reported on the audited financial statements for the year ended September 30, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2016, no material differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Malenfant Dallaire, S.E.N.C R.L
Société de comptables professionnels agréés

• Place de la Cité, Tour de la Cité, 2600, boul. Laurier, bureau 872, Québec (Québec) G1V 4W2

• Téléphone : 418 654-0636 Télécopieur : 418 654-0639

• www.malenfantdallaire.com maldal@malenfantdallaire.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Malenfant Dallaire, S.E.N.C.R.L.[1]

Québec (Québec)
November 14, 2016

[1] CPA auditor, CA, public accountancy permit no A108845





Malenfant
Dallaire

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholder of
Dubeau Capital USA Inc.

We have reviewed management's statements, included in the accompanying exemption report for the fiscal year ended September 30, 2016 under Rule 15c3-3(k)(2)(ii), in which (1) Dubeau Capital USA Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:2(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exemption. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchance Act of 1934.

Malenfant Dallaire, S.E.N.C.R.L. [1]

Québec (Québec)
November 14, 2016

[1] CPA auditor, CA, public accountancy permit no A108845

Malenfant Dallaire, S.E.N.C.R.L.
Société de comptables professionnels agréés

- Place de la Cité, Tour de la Cité, 2600, boul. Laurier, bureau 872, Québec (Québec) G1V 4W2
- Téléphone : 418 654-0636 Télécopieur : 418 654-0639
- www.malenfantdallaire.com maldal@malenfantdallaire.com


DUBEAU
CAPITAL USA

Exemption report
under Rule 15c3-3(k)(2)(ii)
for Fiscal Year ended September 30th 2016

We hereby confirm that during the fiscal year ended September 30th 2016, Dubeau Capital USA did not receive any funds from customers payable to it. All funds sent by customers were made payable directly to our clearing firm, as attested by our check blotter. Thus, during that period, we did not at any time hold client funds.

Dubeau Capital USA Inc. was in full compliance with SEC Rule 15c3-3 (k)(2)(ii) for the entire period and has thus claimed the exemption under the rule.

Thank you.

Hugues Dubeau
President